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                     U.S. SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

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                                NOTIFICATION OF LATE FILING      SEC FILE NUMBER

                                                                 1-9320
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                             (Check one):                        CUSIP NUMBER

                                                                 94-2878485
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[X] Form 10-K and Form 10-KSB   [ ] Form 20-F   [ ] Form 11-K
  [ ] Form 10-Q and Form 10-QSB   [ ] Form N-SAR
         For Period Ended:  December 31, 1995
         [ ]  Transition Report on Form 10-K
         [ ]  Transition Report on Form 20-F
         [ ]  Transition Report on Form 11-K
         [ ]  Transition Report on Form 10-Q
         [ ]  Transition Report on Form N-SAR

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: All
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PART I -- REGISTRANT INFORMATION
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Full Name of Registrant
Former Name if Applicable
Bay Meadows Operating Company
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Address of Principal Executive Office (Street and Number)
2600 South Delaware Street, P.O. Box 5050
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City, State and Zip Code
San Mateo, California 94402
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PART II -- RULES 12b-25(b) AND (c)
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     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

     (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or filing made by a money market fund pursuant to Rule 30b3-1, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
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PART III -- NARRATIVE
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State below in reasonable detail the reasons why Form 10-K and Form 10-KSB,
20-F, 11-K, 10-Q, or filing made by a money market fund pursuant to Rule 30b3-1 and Form 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period.

The common stock of California Jockey Club and Bay Meadows Operating Company is paired and trades as a unit. Accordingly, the two companies have historically filed a joint Form 10-K, including each company's financial statements and consolidated financial statements. This joint filing requires each company to review and approve the disclosures of the other company prior to the filing of the joint Form 10-K. This year both companies were unable to complete their review and approval of the other companies' portions of the joint Form 10-K prior to the expiration of the filing deadline. Both companies' review and approval processes are expected to be completed in the near future.

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PART IV -- OTHER INFORMATION
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(1) Name and telephone number of person to contact in regard to this notification

William Newell, Esq.                       (415) 846-4020
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  (Name)                                 (Area Code) (Telephone Number)

(2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no,
identify report(s).                               [X] Yes   [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                  [ ] Yes   [X] No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                          Bay Meadows Operating Company
                  (Name of Registrant as specified in charter)

     has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

     Date:  April 1, 1996              By: /s/ F. Jack Liebau
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                                       F. Jack Liebau, President and Chief
                                       Executive Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

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                                    ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).
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